Filed Pursuant to Rule 424(b)(3)

Registration No. 333-277103

CNL STRATEGIC CAPITAL, LLC

SUPPLEMENT NO. 14 DATED DECEMBER 22, 2025

TO THE PROSPECTUS DATED APRIL 7, 2025

We are providing this Supplement No. 14 to you in order to supplement our prospectus dated April 7, 2025 (as supplemented to date, the “Prospectus”). This supplement provides information that shall be deemed part of, and must be read in conjunction with, the Prospectus. Capitalized terms used in this supplement have the same meanings in the Prospectus unless otherwise stated herein. The terms “we,” “our,” “us” and “Company” refer to CNL Strategic Capital, LLC.

Before investing in our shares, you should read the entire Prospectus and this supplement, and consider carefully our investment objectives, risks, fees and expenses. You should also carefully consider the information disclosed in the section of the Prospectus captioned “Risk Factors” before you decide to invest in our shares.

The purpose of this supplement is to disclose the following:

•	the adjusted per share public offering price for each class of our shares;
•	information about our distributions;
•	the Company’s net asset value for the month ended November 30, 2025;
•	certain return information for all outstanding classes of shares; and
•	updates to the “Our Portfolio” section.

Public Offering Price Adjustment

On December 22, 2025, the board of directors (the “Board”) approved the new per share public offering price for each share class in this offering. The new public offering prices will be effective as of December 29, 2025 and will be used for the Company’s next monthly closing for subscriptions on December 31, 2025. As of the date of this supplement, all references throughout the Prospectus to the per share public offering price for each share class available in this offering are hereby updated to reflect the new per share public offering prices stated in the table below. The purchase price for Class A, Class T, Class D, and Class I shares purchased under our distribution reinvestment plan will be equal to the net asset value per share for each share class as of November 30, 2025. The following table provides the new public offering prices and applicable upfront selling commissions and dealer manager fees for each share class available in this offering:

	Class A	Class T	Class D	Class I
Public Offering Price, Per Share	$41.45	$39.70	$37.63	$38.45
Selling Commissions, Per Share	$2.49	$1.19
Dealer Manager Fees, Per Share	$1.03	$0.70

We have also posted this information on our website at www.cnlstrategiccapital.com. A subscriber may also obtain this information by calling us by telephone at (866) 650-0650.

Declaration of Distributions

The following table supplements the section entitled “Distribution Policy” which begins on page 54 of this Prospectus. On December 22, 2025, the Board declared cash distributions on the outstanding shares of all classes of our common shares based on a monthly record date, as set forth below:

Distribution Record Date	Distribution Payment Date	Declared Distribution Per Share for Each Share Class
		Class FA	Class A	Class T	Class D	Class I	Class S
January 26, 2025	January 27, 2025	$0.104167	$0.104167	$0.083333	$0.093750	$0.104167	$0.104167

1

Determination of Net Asset Value for Outstanding Shares for the month ended November 30, 2025

On December 22, 2025, the Board determined the Company’s net asset value per share for each share class in a manner consistent with the Company’s valuation policy, as described under “Determination of Net Asset Value” in this Prospectus. Additionally, pursuant to our share repurchase program, we conduct quarterly share repurchases to allow our shareholders to sell all or a portion of their shares back to us at a price equal to the net asset value per share as of the last date of the month immediately prior to the repurchase date. The repurchase date for our next quarterly repurchase will be December 31, 2025. This table provides the Company’s aggregate net asset value and net asset value per share for its Class FA, Class A, Class T, Class D, Class I, and Class S shares as of November 30, 2025 (in thousands, except per share data):

Month Ended November 30, 2025	Class FA	Class A	Class T	Class D	Class I	Class S	Total
Net Asset Value	$164,684	$341,528	$86,499	$116,048	$638,705	$73,208	$1,420,672
Number of Outstanding Shares	3,871	9,005	2,288	3,084	16,610	1,699	36,557
Net Asset Value, Per Share	$42.54	$37.93	$37.81	$37.63	$38.45	$43.08
Net Asset Value, Per Share Prior Month	$42.29	$37.68	$37.63	$37.41	$38.19	$42.79
Increase/Decrease in Net Asset Value, Per Share from Prior Month	$0.25	$0.25	$0.18	$0.22	$0.26	$0.29

The change in the Company’s net asset value per share for each applicable share class for the month ended November 30, 2025 was primarily driven by the increases in the fair value of thirteen out of seventeen of the Company’s portfolio company investments. The fair value of three of the Company’s portfolio company investments decreased during the same period. The fair value of one of the Company’s portfolio company investments did not change. As of November 30, 2025, the Company had total assets of approximately $1.47 billion.

Return Information

The following table illustrates year-to-date (“YTD”), trailing 12 months (“1-Year Return”), 3-Year Return, 5-Year Return, Annualized Return Since Inception, and cumulative total returns through November 30, 2025 (“Cumulative Total Return”), with and without upfront sales load, as applicable:

	YTD Return(1)	1-Year Return(2)	3-Year Return(3)	5-Year Return(4)	Annualized Return Since Inception(5)	Cumulative Total Return(5)	Cumulative Return Period
Class FA (no sales load)	10.4%	12.2%	35.3%	71.9%	11.0%	126.8%	February 7, 2018 – November 30, 2025
Class FA (with sales load)	3.2%	4.9%	26.5%	60.7%	10.1%	112.1%	February 7, 2018 – November 30, 2025
Class A (no sales load)	9.7%	11.4%	31.8%	61.8%	10.0%	107.8%	April 10, 2018 – November 30, 2025
Class A (with sales load)	0.4%	1.9%	20.6%	48.0%	8.8%	90.2%	April 10, 2018 – November 30, 2025
Class I	9.8%	11.2%	31.4%	61.9%	10.2%	109.8%	April 10, 2018 – November 30, 2025
Class T (no sales load)	8.5%	10.1%	28.5%	55.7%	9.1%	92.3%	May 25, 2018 – November 30, 2025
Class T (with sales load)	3.4%	4.9%	22.4%	48.3%	8.4%	83.2%	May 25, 2018 – November 30, 2025
Class D	9.3%	11.0%	30.8%	60.7%	9.5%	96.5%	June 26, 2018 – November 30, 2025
Class S (no sales load)	10.5%	12.2%	35.9%	73.2%	12.2%	91.7%	March 31, 2020 – November 30, 2025
Class S (with sales load)	6.6%	8.3%	31.1%	67.1%	11.5%	84.9%	March 31, 2020 – November 30, 2025

(1)	For the period from January 1, 2025 through November 30, 2025.
(2)	For the period from December 1, 2024 through November 30, 2025.
(3)	For the period from December 1, 2022 through November 30, 2025.
(4)	For the period from December 1, 2020 through November 30, 2025.
(5)	For the period from the date the first share was issued for each respective share class through November 30, 2025. The Annualized Return Since Inception captures the average annual performance over the return period. It is calculated as a geometric average, meaning it captures the effects of compounding over time.

Total return is calculated for each share class as the change in the net asset value for such share class during the period and assuming all distributions are reinvested. The Company’s performance changes over time and currently may be different than that shown above. Past performance is no guarantee of future results. For details regarding applicable sales load, please see the “Plan of Distribution” section in the Company’s Prospectus. Class I and Class D shares have no upfront sales load.

2

For the eleven months ended November 30, 2025, sources of declared distributions on a GAAP basis were as follows:

	Eleven Months Ended November 30, 2025
	Amount (in 000s)	% of Total Distributions Declared
Net investment income[1]	$16,006	41.0%
Net realized gains	1,432	3.7%
Distributions in excess of net investment income and net realized gains[2]	23,060	59.0%
Total distributions declared	$39,066	100.0%

Cash distributions net of distributions reinvested during the period presented were funded from the following sources:

	Eleven Months Ended November 30, 2025
	Amount (in 000s)	% of Cash Distributions Net of Distributions Reinvested
Net investment income before expense support (reimbursement)	$11,782	61.1%
Expense support (reimbursement)	4,224	21.9%
Net investment income	$16,006	83.0%
Net realized gains	1,432	7.4%
Cash distributions net of distributions reinvested in excess of net investment income and net realized gains[2]	1,839	9.5%
Cash distributions declared net of distributions reinvested[3]	$19,277	100.0%

[1]	Net investment income includes expense support, net due from the Manager and Sub-Manager of $4,224 for the eleven months ended November 30, 2025.
[2]	Consists of distributions made from offering proceeds for the period presented.
[3]	For the eleven months ended November 30, 2025, excludes $19,789 of distributions reinvested pursuant to our distribution reinvestment plan.

For the years ended December 31, 2024, 2023, 2022, 2021, 2020, 2019, and 2018 distributions were paid from multiple sources and these sources included net investment income before expense support of 55.6%, 76.9%, 76.3%, 65.2%, 42.3%, 61.7%, and 85.2%, reimbursable expense support of 0.1%, 0.0%, 0.0%, 0.0%, 33.2%, 23.5% and 11.1%, and offering proceeds of 44.3%, 23.1%, 23.7%, 34.8%, 24.5%, 14.8% and 3.7%, respectively. If the Company receives additional expense support now or in the future, it will be required to repay expense support to the Manager and Sub-Manager in future periods which may reduce future income available for distributions. For additional information regarding sources of distributions, please see the annual and quarterly reports the Company files with the Securities and Exchange Commission. We have also posted this information on our website at www.cnlstrategiccapital.com. A subscriber may also obtain this information by calling us by telephone at (866) 650-0650. The calculation of the Company’s net asset value is a calculation of fair value of the Company’s assets less the Company’s outstanding liabilities.

3

Our Portfolio

The following disclosure is added as new paragraph in the sub-section entitled “Growth Opportunities” under the section “Sill Public Adjusters” contained within the “Our Portfolio” section, which appears on page 98 of the Prospectus.

•	In November 2025, we made an additional equity investment of $5.7 million to finance Sill’s acquisition of Precision Public Adjusting. Founded in 2020 and headquartered in Suwanee, Georgia, Precision is a public adjusting firm primarily serving residential customers in the greater Atlanta market.

The following disclosure is added as new paragraph in the sub-section entitled “Growth Opportunities” under the section “USA Water” contained within the “Our Portfolio” section, which appears on page 98 of the Prospectus.

•	In August 2025, USA Water acquired Tindall Enterprises, Inc. Headquartered in Blackshear, Georgia, Tindall provides full-scale water utility, laboratory and property environmental services to municipal, agricultural, industrial, and private entities.

The following disclosure is added as new paragraph in the sub-section entitled “Growth Opportunities” under the section “Law Business Research” contained within the “Our Portfolio” section, which appears on page 98 of the Prospectus.

•	In October 2025, LBR acquired Legal Geek, a legal technology events platform headquartered in London.

The following disclosure is added as new paragraph in the sub-section entitled “Growth Opportunities” under the section “MAP Retirement” contained within the “Our Portfolio” section, which appears on page 98 of the Prospectus.

•	In October 2025, MAP acquired Retirement Solutions Specialists, a third-party administrator for retirement plans headquartered in Jacksonville, Florida.

The following disclosure is added as new paragraph in the sub-section entitled “Growth Opportunities” under the section “International Franchise Professionals Group” contained within the “Our Portfolio” section, which appears on page 98 of the Prospectus.

•	In December 2025, we made an additional debt investment of $4.5 million to finance IFPG’s acquisition of Franchise Business Review, a leading franchise survey platform. Founded in 2004 and headquartered in Portsmouth, New Hampshire, Franchise Business Review is a technology-enabled platform performing franchisee surveys for franchise brands to improve insights into its operational and franchise development performance and leverages its data for research and benchmarking studies, awards licensing and advertising.

The following disclosure supplements the Prospectus by adding a new subsection entitled “USA Industries” under the section “Our Portfolio” which first appears on page 98 of the Prospectus.

USA Industries

Overview. On December 11, 2025, we, through our wholly-owned subsidiaries, USA-Ind Strategic Capital EquityCo, LLC and USA-Ind Strategic Capital DebtCo, LLC, made an approximately $5.0 million indirect co-investment alongside other vehicles managed by affiliates of the Sub-Manager in USA Industries TopCo, LLC, which owns a controlling equity interest in USA Industries (“USA Industries”). Our co-investment is comprised of a combination of an indirect minority common share equity position of approximately $4.2 million and $0.8 million through a participation interest in secured debt of USA Industries. Our equity investment represents less than 4% of the total equity ownership of USA Industries.

Company Overview. Headquartered in Houston, Texas, USA Industries is a manufacturer of industrial flow control and testing products serving refinery / petrochemical, chemical, and industrial end markets. USA Industries was founded in 1982.

Investment Highlights. Over its nearly 43-year operating history, we believe that USA Industries’ historical revenue growth has been supported, in part, by its long-tenured and diverse customer base. We further believe that the large number of products in USA Industries’ product portfolio combined with USA Industries’ in-house engineering capabilities enable potential competitive advantages through the speed of delivery of its products, high customer service, and customization. As the installed base of infrastructure continues to age, we believe that USA Industries is well positioned to benefit from the anticipated product demand associated with required maintenance, repairs and operational needs within the end markets which USA Industries serves.

Growth Opportunities. The following are key growth opportunities for USA Industries: (i) sales force optimization, (ii) geographic expansion, (iii) new product development, and (iv) strategic M&A to further bolster the company’s scale and presence.

4